June 5, 2009

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Via EDGAR, facsimile (202.942.9533) and email (rosenbergj@sec.gov)

Re: IntegraMed America, Inc.

Form 10-K for the Year Ended December 31, 2007

Form 10-K for the Year Ended December 31, 2008

File No. 000-20260

Dear Mr. Rosenberg:

We have reviewed the staff comments dated April 15, 2009 on our above-noted filings and we have responded to the comments (designated by italics below) by providing our detailed explanations.

As requested, we have filed this response letter on EDGAR under form type label CORRESP. We understand you may have additional comments after reviewing our responses.

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Form 10-K For the Year Ended December 31, 2007

Exhibit 31.1 and 31.2

1.	Refer to your response to comment 12 dated January 29, 2009. It appears that you have not filed amended exhibits 31.1 and 31.2 in your 2007 10-K. Please amend.

We have amended the 200710-K to include exhibits 31.1 and 31.2.

Form 10-K For the Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results...

Significant Contractual Obligations and Other Commercial Commitments, page 30

2.	In your 2008 Form 10-K, you did not include interest expense on long-term debt as proposed in our response to comment two dated August 29, 2008. Please revise.

We have revised the Significant Contractual Obligations and Other Commercial Commitments table to include interest expense on long-term debt in our 2008 Form 10-K/A.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, pages F-2 and F-3

3.

Vein Clinics of America, Inc., which was acquired on August 8, 2007 should have been included in the scope of auditing internal controls over financial reporting for the year ended 2008. Please obtain and file an auditor’s report that covers the internal controls of Vein Clinics of America.

We have filed a revised Report of Independent Registered Public Accounting Firm which covers the internal controls of Vein Clinics of America.

Notes to Consolidated Financial Statements

Note 2 – Restatement, page F-9

4.	Restated income before income tax for 2006 appears to contain a typographical error. Restated income before income tax should be $3,047 and not $4,047.

We have corrected the 2006 restated income before income tax in the 2008 10-K/A.

Note 3 – Summary of significant Accounting Policies

Basis of Consolidation, page F-11

5.

Refer to comment number two of our letter dated March 18, 2009. Please tell us where you have disclosed the number of fertility treatments conducted under the Shared Risk Program relative to the number that are not conducted through the program or revise your discussion to include this information.

We have revised our discussion to include disclosure on the rate the Shared Risk Program has penetrated its target market, which is the self-pay patient, which we believe is the most relevant statistic for readers. We have revised Note 3 to our consolidated financial statements in our 2008 10-K to provide such information.

Revenue Recognition

Consumer Services – Shared Risk Refund Program, page 7 and F-11

6.

Please tell us where you have disclosed the termination provisions of Attain IVF program as you had confirmed in your response to comment eight dated January 29, 2009. This discussion should include the rights of your patients and the timing during which the program may be terminated.

We have revised Part I, Item 1, “Overview of Our Business Strategy for the Consumer Services Division”, Item (ii), fifth paragraph, last sentence and in Note 3,” Consumer Services- Attain IVF Program”, fifth paragraph, last sentence to disclose the termination provisions of the Attain IVF Program, including the rights of our patients and the timing during which the program may be terminated.

7.	If true, please revise your disclosure to state that most clinical pregnancies result in a delivery of a baby.

We have revised “Overview of Our Business Strategy for the Consumer Services Division”, Item (ii), fourth paragraph, sixth line and in Note 3, “Consumer Services- Attain IVF Program”,

second paragraph, sixth line to disclose that most clinical pregnancies result in a delivery of a baby..

Note 4 – Significant Service Contracts, page 12 and F-16

8.

Please revise your disclosure to quantify the limit imposed by the contract with respect to revenues earned based on a percentage of center’s earnings as you proposed in your revised response to comment nine dated January 29, 2009.

We have revised Part I, Item 1, “Significant Service Contracts”, third paragraph and in Note 4, last paragraph to quantify the limit imposed by the contract with respect to revenues earned based on a percentage of center’s earnings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the staff’s comments. Please contact me at 914.251.4143 if you have comments or further questions regarding this letter.

Sincerely,

/s/John W. Hlywak, Jr.
John W. Hlywak, Jr.
Executive Vice President and Chief Financial Officer

cc: Kei Ino, Securities and Exchange Commission

cc: Lisa Vanjoske, Securities and Exchange Commission

cc: Todd Hardiman, Securities and Exchange Commission

cc: Jay Higham, President and CEO

cc: John Pennett, Amper, Politziner & Mattia

cc: Steven Khadavi, Dorsey & Whitney